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                              October 28, 2022

       Gerald Laderman
       Executive Vice President and Chief Financial Officer
       United Airlines Holdings, Inc.
       233 South Wacker Drive
       Chicago, IL 60606

                                                        Re: United Airlines
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 7, 2022
                                                            File No. 001-06033

       Dear Gerald Laderman:

              We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 7, 2022 letter.

       Response dated October 7, 2022

       Risk Factors, page 18

   1. We note your response to prior comment 3 and reissue it in part. Please expand your disclosure to discuss
risks related to climate change market trends that may alter business opportunities in
greater detail, including, for example, changes in customer demand related to greenhouse
gas emissions.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       35

   2. We note your response to prior comment 6. Please expand your disclosure to address reputational risks that
may result from your current operations that produce material greenhouse gas
emissions.
 Gerald Laderman
United Airlines Holdings, Inc.
October 28, 2022
Page 2
3. We note your response to prior comment 7 states that weather-related damages to your property and operations were not material during the years covered by your Form 10-K and that you note by way of example the costs related to the 2021 winter storm that took place across Texas. Please quantify all weather-related damages to your property and operations for each of the periods covered by your Form 10-K.

         We also note that at the time of the filing of your Form 10-K you did not believe there had been any weather-related impacts due to climate change that had materially impacted the cost of insurance. Please quantify your insurance costs for each of the periods covered by your Form 10-K and explain whether changes to your insurance costs are expected in future periods.

         In addition, tell us how you considered including disclosure regarding the potential impact to you from weather-related disruptions to your suppliers.
4. We note your response to prior comment 8 and reissue it in part. Please quantify any compliance costs related to climate change for each of the periods covered by your Form
         10-K.
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.



FirstName LastNameGerald Laderman                             Sincerely,
Comapany NameUnited Airlines Holdings, Inc.
                                                              Division of
Corporation Finance
October 28, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName